ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

December 23, 2015	Nathan D. Briggs T +1 202 626 3909 F +1 202 383 9308 nathan.briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Chad D. Eskildsen

Re:	DoubleLine Funds Trust (the “Trust”), File Nos. 333-164298 and 811-22378, and DoubleLine Equity Funds (the “Equity Trust” and, together with the Trust, the “Trusts”), File Nos. 333-186042 and 811-22790

Dear Mr. Eskildsen:

This letter responds to the request made during our telephone conversation on November 13, 2015 regarding the staff’s (the “Staff”) comments on the Trusts’ annual reports to shareholders for the period ended March 31, 2015 (the “Annual Reports”), which were filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2015. In connection with this filing, the Trusts hereby state the following:

1.	The Trusts acknowledge that in connection with the comments made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trusts and their management are solely responsible for the content of such disclosure;

2.	The Trusts acknowledge that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trusts represent that neither they nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

A summary of the Staff’s comments, and the Trusts’ responses thereto, are set forth below.

1.	Comment: With respect to DoubleLine Equities Small Cap Growth Fund and DoubleLine Equities Technology Fund, please change the Funds’ Series IDs on EDGAR to “inactive” in light of their liquidations in 2014.

Response: The Equity Trust will make the requested updates to the above-referenced Funds’ Series IDs on EDGAR.

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2.	Comment: With respect to each series of the Trusts (each, a “Fund” and, collectively, the “Funds”) that invest in money market funds, please disclose the share classes of the money market funds in which the Funds invest in the Funds’ Schedules of Investments in future shareholder report filings.

Response: The requested change will be made in future shareholder report filings as appropriate.

3.	Comment: The Schedules of Investments for Total Return Bond Fund, Low Duration Bond Fund, and Flexible Income Fund indicate that each such Fund had more than 25% of its total assets invested in non-agency (i.e., privately issued) mortgage-backed securities as of March 31, 2015. Please explain how the Funds are in compliance with their fundamental industry concentration policies to not concentrate in a single industry or group of industries.

Response: Each of Total Return Bond Fund, Low Duration Bond Fund, and Flexible Income Fund has disclosed previously, and currently discloses, in its Statement of Additional Information that, for purposes of each such Fund’s industry concentration policy, the Fund takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, and therefore the 25% industry concentration restrictions do not apply to such securities. Accordingly, the allocations to non-agency mortgage-backed securities noted above are not inconsistent with, or in violation of, the Funds’ current industry concentration policies. The Funds note that the referenced disclosure is consistent with the position taken and disclosed by a large number of other registered investment companies.

4.	Comment: The Schedules of Investments for Low Duration Bond Fund, Shiller Enhanced CAPE®, and Flexible Income Fund indicate that each Fund had investments in collateralized loan obligations (“CLOs”) greater than 15% of the Fund’s respective total assets, and the Funds’ Schedules of Investments note that such investments have been determined by DoubleLine Capital LP (the “Adviser”) to be liquid. Please explain how the Adviser has determined that such CLOs are liquid.

Response: The Funds’ Board of Trustees has adopted policies and procedures (the “Liquidity Policy”) pursuant to which the Adviser, subject to periodic reporting to the Board, determines whether Fund investments are liquid or illiquid in accordance with published guidance issued by the Commission and its Staff. In evaluating whether any particular investment is liquid or illiquid under the Liquidity Policy, the Adviser may consider a wide variety of factors, including, without limitation, the frequency and volume of trading in the security, the number of dealers making a market in the security, and the number of dealers and other potential purchasers willing to purchase the security. The Fund’s Liquidity Policy is designed to provide a measure of flexibility in determining the factors that are relevant to the determination of the liquidity of each security and security type. Accordingly, the factors considered in respect of any one security may differ from those of other securities, including securities of the same type. To the extent a CLO is identified as liquid in a Fund’s Schedule of Investments, it signifies that the Adviser has determined such security is liquid in accordance with the Liquidity Policy.

5.	Comment: The Staff notes that Multi-Asset Growth Fund and Shiller Enhanced CAPE® utilize total return swaps. Please disclose the financing rate for each total return swap contract in future financial statement filings in accordance with the Commission’s Chief Accountant’s position that such disclosure is required under Rule 12-13 of Regulation S-X, which position was made public in the March 12, 2014 minutes of AICPA’s Investment Companies Expert Panel meeting.

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Response: The Funds intend to disclose the express fees directly payable to counterparties in connection with total return swap contracts in future shareholder reports as appropriate.

6.	Comment: With respect to Multi-Asset Growth Fund’s (the “Fund”) Cayman subsidiary (the “Subsidiary”), please explain which line item in the Fund’s Statement of Operations includes the expenses relating to the Subsidiary. Please also explain where such expenses are reflected in the Fund’s Annual Fund Operating Expenses table in the Fund’s prospectus (the “Expense Table”). Please note the Staff’s position that expenses relating to a Cayman subsidiary should not be included in the Fund’s Acquired Fund Fees and Expenses (“AFFEs”) line item, which position was made public in the September 2013 minutes of AICPA’s Investment Companies Expert Panel meeting.

Response: The Fund confirms that expenses relating to the Subsidiary are included in the Miscellaneous Expenses line item in the Fund’s Statement of Operations and in Other Expenses in the Fund’s Expense Table in its prospectus. The Fund further confirms, therefore, that the expenses related to the Subsidiary are not included in the Fund’s AFFEs line item.

7(a).	Comment: In the Related and Other Party Transactions section in the Notes to Financial Statements (Note 3), the disclosure states that “if a Fund invested in other investment vehicles sponsored by the Adviser (‘other DoubleLine Funds’) during the period, the Adviser waived its advisory fee to the Fund in an amount equal to the advisory fees paid to the Adviser by the other DoubleLine Funds in respect of Fund assets so invested” and then discloses the amounts so waived. Such waived amounts appear to be disclosed in the relevant Funds’ Statements of Operations on a net basis and are not grossed up as required by Rule 6-07 of Regulation S-X. For example, Core Fixed Income Fund’s waived amount of $618,884 is not presented as a separate line item after Total Expenses in its Statement of Operations. Please present such amounts on a grossed-up basis in future Statements of Operations.

Response: The requested change will be made in future shareholder reports as appropriate.

7(b).	Comment: Certain Funds’ Expense Tables in their prospectuses state that the effects of amounts waived pursuant to the waiver agreement noted in Comment 7(a) are reflected in such Expense Tables. In addition, the total annual fund operating expenses, excluding AFFEs, appear to be different than the expenses before fees (waived)/recouped shown in the Funds’ Financial Highlights. See, for example, Core Fixed Income Fund, which shows a total annual fund operating expense (excluding AFFEs) of 0.48% in its Expense Table, while the Fund’s Financial Highlights shows expenses before fees (waived)/recouped of 0.46%. Please explain how the waivers are reflected in the Expense Tables and please provide additional information regarding the relationship between the total annual fund operating expenses shown in the Expense Tables in the prospectuses with the expenses before fees (waived)/recouped shown in the Financial Highlights.

Response: The management fees waived as a result of the waiver agreement noted in Comment 7(a) are reflected in each case in the AFFEs line item. Accordingly, the Funds respectfully submit that the statement that “the effects of this waiver are reflected in the [Expense Table]” is accurate. Had

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the effect of the management fees waived been reflected in the Management Fees line item, Core Fixed Income Fund’s “total annual fund operating expenses” (excluding AFFEs) shown in the prospectus would have been the same as that Fund’s “expenses before fees (waived)/recouped,” as shown in the Fund’s Financial Highlights.

Because the intent of the waiver agreement is to eliminate any potential duplication of management fees arising from an investment in another DoubleLine Fund (i.e., the acquired fund for purposes of the AFFEs line item), and because there can be no assurance that any Fund will continue to invest in another DoubleLine Fund for its current fiscal year, the Funds respectfully submit that this presentation of a Fund’s management fees and AFFEs is appropriate.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan D. Briggs

cc:	Mr. Ronald R. Redell
Ms. Susan Nichols
Mr. Keith T. Kirk
Timothy W. Diggins, Esq.
Jeremy C. Smith, Esq.